SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549




                                    FORM 11-K


(Mark One)
                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     X            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1999

                                                                  OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
______       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


                          Commission file number 1-3950


                           FORD MICROELECTRONICS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                            (Full title of the plan)


                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126
             (Name of issuer of the securities held pursuant to the
            plan and the address of its principal executive office)

Required Information
--------------------

Financial Statements
--------------------

     Statement of Net Assets Available for Benefits, as of December 31, 1999 and 1998.

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1999.

     Schedule II - Reportable Transactions for the Year Ended December 31, 1999.


Exhibit
-------

Designation           Description                              Method of Filing
-----------           -----------                              ----------------

Exhibit 23      Consent of PricewaterhouseCoopers LLP    Filed with this Report.



                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Microelectronics, Inc. Salaried Retirement Savings Plan Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                               FORD MICROELECTRONICS, INC.


                               By: /s/Thomas J. Lombardi
                                   -----------------------------------------
                                   Thomas J. Lombardi, Chairman
                                   Ford Microelectronics, Inc.
                                   Salaried Retirement Savings Plan Committee


June 28, 2000

                                  EXHIBIT INDEX


                                                                  Sequential
                                                                  Page Number
Designation                   Description                        at Which Found
-----------                   -----------                        --------------

Exhibit 23         Consent of PricewaterhouseCoopers LLP

                    Ford Microelectrics, Inc.
                    Salaried Retirement Savings Plan
                    Report on Audit of Financial Statements and
                    Supplemental Schedules
                    For the Years Ended December 31, 1999 and 1998

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan

Contents
-------------------------------------------------------------------------------

                                                                        Page(s)

Report of Independent Accountants.............................................2


Financial Statements
Statement of Net Assets Available for Plan Benefits as of
 December 31, 1999 and 1998...................................................3

Statement of Changes in Net Assets Available for Plan
 Benefits with Fund Information for the Year Ended
 December 31, 1999............................................................4

Notes to Financial Statements..............................................5-11


Supplemental Schedules
Form 5500, Schedule H, Line 4i - Schedule of Assets Held for
 Investment Purposes as of December 31, 1999.................................12

Form 5500, Schedule H, Line 4j - Schedule of Reportable Transactions
 for the Year Ended December 31, 1999.....................................13-14

                                       Report of Independent Accountants


To the Boards of Directors of
Ford Motor Company and
Ford Microelectronics, Inc.


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Ford Microelectronics, Inc. Salaried Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.






May 12, 2000

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
As of December 31, 1999 and 1998
(in thousands)
-------------------------------------------------------------------------------

                                                                                              1999          1998

Assets
Investments, at fair value                                                                   $ 35,472      $ 31,692
Participant notes receivable                                                                      519           590
                                                                                             --------      --------

    Net assets available for benefits                                                        $ 35,991      $ 32,282
                                                                                             --------      --------

The accompanying notes are an integral part of the financial statements.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999
(in thousands)
-------------------------------------------------------------------------------

                              Participant-directed
                          ---------------------------------------------------------------------------------------------------------
                        Ford                                                                                             Schwab
                       Company  Associates  Ultra      Vista   Equity        Internation  Strategic Strategic  Premium  Personal
                        Stock     Stock    Investors Investors Income  Value  Growth      Moderate  Aggressive  Bond     Choice
                         Fund      Fund     Fund       Fund     Fund   Fund    Fund         Fund      Fund      Fund      Fund

Net assets at fair
value January 1, 1999     $10,984   $3,933    $3,259   $ 778    $1,282  $2,268   $1,136   $ 111     $  501     $ 539    $ 511

Additions
  Participant                 153                293      89       109     120      144      24         47        16
    contributions
  Company contributions       140                286      86        99     111      108      25         48        15
  Participant notes -
     principal repayments      95                 72      14        14      20       20       5         16        15
  Participant notes -
     interest repayments        6                 11       4         3       3        3       1          2         1
  Dividend and interest
     income                   362                156     114       107     154      105       7         35        28      348
  Net appreciation in
    fair value of
    investments                                1,321   1,216                        835      23        161
  Transfers in              4,483      913     2,858   2,384       140     361      636      37        198       685    1,233

      Total additions       5,239      913     4,997   3,907       472     769    1,851     122        507       760    1,581
Deductions
  Distributions               802       236        458      95       42       70        58          6        45       53
  Loans to participants        50         4         44      14       17       20        16         13        27        7
  Net depreciation in
     value of investments     911     1,072                         115      190                                      33
  Transfers out             5,157     1,715      2,501   1,719      647      923       561         49       108      802       49
     Total deductions       6,920     3,027      3,003   1,828      821    1,203       635         68       180      895       49

Net assets at fair value   $9,303    $1,819     $5,253  $2,857     $933   $1,834    $2,352      $ 165    $  828    $ 404   $2,043



                              Participant-directed
                          ---------------------------------------------------------------------------------------------------------
                                              U.S.
                           Prime             Small   Income
                           Money    GNMA    Company  Growth    Participant
                           Market   Fund     Fund     Fund       notes     Total

Net assets at fair value
January 1, 1999           $2,105    $  261    $   58   $3,966   $  590     $32,282

Additions
  Participant                 71        17        29      317                1,429
    contributions
  Company contributions       75        16        17      277                1,303
     principal repayments     18         1         3       65     (358)          -
  Participant notes -
     interest repayments       4                   1        9      (48)          -
  Dividend and interest
     income                  132        16                 54                1,618
  Net appreciation in
    fair value of
    investments                                   53      630                4,239
  Transfers in              6,221       26        73    1,855               22,103

      Total additions       6,521       76       176    3,207     (406)     30,692
Deductions
   Distributions              176        7         2      433                2,483
   Loans to participants       46       13         1       63     (335)          -
   Net depreciation in
     value of investments               14                                   2,335
   Transfers out            5,176       51        60    2,647               22,165
      Total deductions      5,398       85        63    3,143       (335)   26,983

Net assets at fair value   $3,228   $  252    $  171   $4,030     $  519   $35,991


Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of the Ford Microelectronics, Inc. (the "Company") Salaried Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

     General
     The Plan is a defined-contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees and to provide them with an opportunity to become stockholders of Ford Motor Company ("Ford"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Eligibility
     With certain exceptions, regular full-time salaried employees are eligible to participate in the contributory portion of the Plan at date of hire. All full-time employees are eligible to participate in the employer discretionary portion of the Plan. Participation in the Plan is voluntary.

     Contributions
     Under the Plan and subject to limits imposed by the Internal Revenue Code, participants may defer up to 15% in pre-tax contributions and 10% in post-tax contributions. The Company match is at the rate of 100% of the first 3% of the participants' base salaries contributed and at the rate of $.60 for each dollar of the next 7% of participants' base salaries contributed. The Company may also contribute an additional amount determined at the discretion of the Company, in cash. For the years ended December 31, 1999 and 1998, the Company made discretionary contributions of 3% for each regular active employee with covered compensation. These contributions were made bi-weekly in 1999 and 1998.

     Participant accounts
     Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings. Administrative expenses are paid primarily by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service. A participant becomes fully vested in Company matching contributions automatically upon attainment of normal retirement age, retirement due to disability, death, or partial plan termination. Participants are entitled to receive the full amount of vested funds when their employment is terminated.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------
1.   Description of the Plan (continued)

     Investments options
     Upon enrollment in the Plan, a participant may direct employee and Company matching and discretionary contributions in any of the investment options. As of December 31, 1999, participants have the following investment options:

     Ford Motor Company Stock Fund - Invests primarily in shares of Ford Motor Company common stock with a small portion of short-term liquid investments for liquidity purposes.

     Associates First Capital Corporation (the "Associates") Stock Fund - A "sell-only" fund consisting primarily of shares of the Associates' common stock with a small portion of short-term liquid investments for liquidity purposes, and after December 31, 1999 will be closed. No contributions or transfers by Plan participants may be made to this fund. Future cash dividends paid on the Associates stock held in the Associates Stock Fund will be credited to participants' accounts in the Ford Stock Fund and invested in shares of Ford Common Stock.

     Ultra Fund - Invests in stocks of companies with accelerating earnings and revenue trends. The objective of the fund is to seek capital growth over time.

     Vista Fund - Invests in medium-sized and smaller companies, with an emphasis on smaller firms. The objective of the fund is to seek capital growth over time.

     Equity Income Fund - Invests primarily in companies with favorable dividend-paying history, dividend-paying ability and capital appreciation potential. The objective of the fund is to seek current income with capital appreciation as a secondary objective.

     Value Fund - Invests primarily in stocks of well-established companies that are believed to be undervalued at the time of purchase. The objective of the fund is to seek capital growth over time.

     International  Growth  Fund  -  Invests  in  a  diversified   international
     portfolio with the majority of investments in developing markets. The objective of the fund is to seek capital growth over time.

     Strategic Conservative Fund - Invests in a diversified portfolio of bonds, money market securities and stocks. The fund's investment objective is to obtain as high a level of total return as is consistent with the fund's asset mix.

     Strategic Moderate Fund - Invests in equity securities, but maintains a sizable stake in bonds and money market securities. The objective of the fund is to seek high levels of total return (capital appreciation plus income) as is consistent with its risk profile.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------
1.   Description of the Plan (continued)

     Strategic Aggressive Fund - Invests in a diversified portfolio of stocks, bonds and money market securities and seeks a high level of total return. The objective of the fund is to seek high levels of total return (capital appreciation plus income) as is consistent with its risk profile.

     Premium  Bond  Fund  -  Invests  in   longer-term   bonds  and  other  debt
     instruments. The objective of the fund is to seek high levels of current income.

     Schwab Personal Choice Fund - Allows participants to invest in mutual funds, listed and over-the-counter stocks, certificates of deposits, money market funds and federally backed investments and bonds at the participants discretion.

     Prime Money Market Fund - Invests in high-quality U.S. dollar-denominated money market instruments and other short-term obligations of banks, governments and corporations. The objective of the fund is to seek the highest level of current income consistent with preservation of capital.

     GNMA Fund - Invests in mortgage-backed Ginnie Mae certificates. The objective of the fund is to provide a high level of current income consistent with safety of principal and investment liquidity.

     U.S. Small Company Fund - Invests primarily in small and medium U.S. companies that are ranked as the most undervalued. The objective of the fund is to provide a high total return from a portfolio of small company stocks.

     Income & Growth Fund - Invests primarily in larger-sized companies and targets stocks with a higher expected dividend yield and higher overall return potential. The objective of the fund is to provide dividend growth, current income and capital appreciation by investing in common stocks.

     Participant notes receivable Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to/from the investment fund from/to the Participant Notes fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates. Interest rates range from 7.75 to 9.5%. Principal and interest are paid ratably through bi-weekly payroll deductions.

     Payment of benefits On termination of service due to death, disability, retirement, or partial plan termination, a participant may elect to receive all or part of participant's vested interest in his or her account as a lump-sum distribution.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------
1.   Description of the Plan (continued)

     Forfeitures The Plan permits the Company to use the funds forfeited by participants to pay Plan administration expenses, and, to the extent not used to pay such expenses, to reduce future Company contributions. As of December 31, 1999 and 1998, $59,914 and $91,704 were forfeited by plan participants and were available to pay future administrative expenses. To the extent that forfeited funds are not available to pay Plan administrative expenses, the Company pays such expenses.

     Investment participation The number of participants in each program at December 31, 1999 is as follows:


                                                                     Number of
       Investment Fund                                             participants

       Ford Motor Company Stock Fund                                        285
       Associates Stock Fund                                                209
       Ultra Fund                                                           217
       Vista Fund                                                           119
       Equity Income Fund                                                   110
       Value Fund                                                           122
       International Growth Fund                                            121
       Strategic Moderate Fund                                               33
       Strategic Aggressive Fund                                             55
       Premium Bond Fund                                                     29
       Schwab Personal Choice Fund                                           39
       Prime Money Market Fund                                              153
       GNMA Fund                                                             29
       U.S. Small Company Fund                                               19
       Income & Growth Fund                                                 196

2.   Summary of Significant Accounting Policies

     Basis of accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment valuation and income recognition
     All Plan investments are valued on the basis of established year-end quoted market prices. Participant notes are carried at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consist of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------
2.   Summary of Significant Accounting Policies (continued)

     Payment of benefits
     Benefits are recorded when paid.

     Contributions
     Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

     Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     Risks and uncertainties
     The Plan provides for various investment options in any combination of either equity or fixed income investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in all funds in their accounts.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------
4.   Asset Value Per Share

     The number of shares and asset value per share at December 31, 1999 are as follows:

                                                                                    Number of        Asset value
                                                                                      shares          per share

     Ford Motor Company Stock Fund                                                    173,755         $ 53.31
     Associates First Capital Corporation                                              66,158           27.44
     Ultra Fund                                                                       114,750           45.78
     Vista Fund                                                                       128,650           22.21
     Equity Income Fund                                                               166,557            5.60
     Value Fund                                                                       334,152            5.49
     International Growth Fund                                                        157,135           14.97
     Strategic Moderate Fund                                                           22,743            7.26
     Strategic Aggressive Fund                                                         98,293            8.42
     Premium Bond Fund                                                                 42,251            9.57
     Schwab Personal Choice Fund                                                    2,043,378            1.00
     Prime Money Market Fund                                                        3,228,154            1.00
     GNMA Fund                                                                         24,876           10.14
     U.S. Small Company Fund                                                            5,442           31.40
     Income & Growth Fund                                                             118,341           34.05

5.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated September 13, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been subsequently amended, management believes the Plan continues to be in accordance with the IRC.

6.   Associates Spin-off

     On March 2, 1998, the Board of Directors of Ford approved the spin-off of all of Ford's 80.7% interest in the Associates First Capital Corporation (the "Associates") by declaring a dividend on Ford's outstanding shares of common and Class B stock. The spin-off dividend was payable on April 7, 1998 to stockholders of record on March 12, 1998.

     Participants with assets in the Ford Motor Stock Fund under the Plan on the distribution date received the stock dividend distribution. As a result, a total of 53,198 shares of Associates Common Stock were received by the trustee on behalf of Plan participants.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------
6.   Associates Spin-off (continued)

     In preparation for the spin-off, the Associates Stock Fund was created to hold the Associates shares acquired under the Plan as a result of the spin-off. Future cash dividends paid on the Associates stock held in the Associates Stock Fund will be credited to participants' accounts in the Ford Stock Fund and invested in shares of Ford Common Stock.

     During the period between the record date and the distribution date, participants' Ford Stock Fund account balances under the Plan reflected the value of the Associates stock distribution.

     The Associates Stock Fund is a "sell-only" fund and no contributions or transfers by Plan participants may be made to this fund.

7.   Subsequent Events

     During April 2000, the Board of Directors of Ford approved the Value Enhancement Plan. This plan allows Ford shareholders to exchange their current Ford common and Class B shares for new Ford common and Class B shares. In addition, shareholders will have the right to receive either $20 cash per share or the equivalent value in new Ford common shares or a combination of cash and new Ford shares. The total cash distribution will be limited to $10 billion. This action is subject to review by the Securities and Exchange Commission and shareholder approval. This plan is expected to be completed during the summer of 2000.

     In addition, during April 2000, the Board of Directors of Ford also approved an independence plan for Visteon Corporation whereby the Company will distribute its 100% interest in Visteon to Ford common and Class B shareholders. Shareholders will receive a distribution of Visteon stock on June 28, 2000 based on the number of Ford shares they own and the total number of Ford shares outstanding on June 12, 2000.

     On June 26, 2000, Intel Corp. acquired most of the assets of the Company, which is a wholly owned subsidiary of Visteon. Formerly a subsidiary of Ford, Visteon currently absorbs all of the Company's output. Under the terms of the agreement, Visteon will keep the Company's name and the rights to the current product line. Therefore, this agreement is not considered a complete acquisition.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Form 550, Schedule H, Line 4i -
Schedule of Assets Held for Investment Purposes
As of December 31, 1999
-------------------------------------------------------------------------------

(a)               (b)                                    (c)                             (d)              (e)
          Identity of issuer,            Description of investment, including
          borrower, lessor or        maturity date, rate of interest, collateral,                       Current
             similar party                      par of maturity value                    Cost            value

*      Ford Motor Company          Ford Motor Company Common Stock,
                                   173,755 shares                                      $ 4,818,814      $ 9,302,518
                                   Associates First Capital Corporation,
                                   66,158 shares                                         1,197,244        1,818,867

*      American Century
        Services Corporation       Ultra Fund,  114,750 shares                           3,892,261        5,253,222
                                   Vista Fund,  128,650 shares                           1,969,077        2,857,322
                                   Equity Income Fund,  166,557 shares                   1,073,823          932,719
                                   Value Fund,  334,152 shares                           2,196,148        1,834,494
                                   International Growth Fund,  157,135 shares            1,482,154        2,352,317
                                   Strategic Moderated Fund,  22,743 shares                137,744          165,115
                                   Strategic Aggressive Fund,  98,293 shares               638,954          827,631
                                   Premium Bond fund,  42,251 shares                       426,309          404,345
                                   Schwab Personal Choice Fund,  2,043,378 shares        2,043,378        2,043,378
                                   Prime Money Market Fund,  3,228,154 shares            3,228,154        3,228,154
                                   GNMA Fund,  24876 shares                                262,374          252,242
                                   U.S. Small Company Fund,  5,442 shares                  118,685          170,876
                                   Income & Growth Fund,  118,341 shares                 3,067,699        4,029,500

*      Participant notes           7.75% to 9.50% interest rate generally maturing
                                    from 1-8 years                                                          518,675
                                                                                       -----------      -----------

                                   Total                                               $26,552,818      $35,991,375
                                                                                       -----------      -----------


*Party-in-interest to the Plan.

Ford Microelectronics, Inc.
Salaried Retirement Savings Plan
Form 5500, Schedule H, Line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 1999
-------------------------------------------------------------------------------

      (a)                             (b)                    (c)       (d)     (e)      (f)(1)      (g)         (h)       (i)
                         Description of asset (including                                                      Current
                          interest rate and maturity       Purchase  Selling   Lease    Expense     Cost       value    Net gain
Identity of party           in case of a loan)              price     price    rental   incurred   of asset   of asset  or (loss)

Reporting
Criterion I                 Single transaction in excess of 5%
                             of current value of plan assets.

                            None.

Reporting
Criterion II                Series of transactions in other
                             securities in excess of 5% of
                             current value of plan assets.

                            None.

Reporting
Criterion III               Series of transactions in
                             in excess of 5% of current value
                             plan assets.

                            None.

Reporting
Criterion IV                Single transactions with
                             entity in excess of 5% of
                             current value of plan assets.

                            None.


(1) Information regarding expenses incurred with each transaction was not available for the trustee.

*Party-in-interest to
the Plan.